UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004.

Commission File Number: 0-1532

A.	Full title of the plan and the address of the plan, if different than that of the issuer named below:

Marsh Supermarkets, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Marsh Supermarkets, Inc.
9800 Crosspoint Boulevard
Indianapolis, Indiana 46256

MARSH SUPERMARKETS, INC. 401(k) PLAN

FINANCIAL STATEMENTS, SCHEDULES AND EXHIBIT

December 31, 2004 and 2003
and for the Year Ended December 31, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH SUPERMARKETS, INC. 401(k) PLAN
By:	/s/ P. Lawrence Butt
P. Lawrence Butt,
Secretary Retirement Committee

June 29, 2005

Report of Independent Registered Public Accounting Firm

Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 20, 2005

Marsh Supermarkets, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value:
Money market funds	$862,168	$82,045
Marsh common stock	23,634,720	21,017,284
Mutual funds	39,745,103	45,976,290
Corporate Bonds	14,202,793	—
Loans to participants	4,652,762	4,019,649

Total investments	83,097,546	71,095,268

Accrued income	65,788	19,672
Cash (overdraft)	29,202	(78,653)
Due from broker	—	16,225

	83,192,536	71,052,512

Liabilities
Due to broker	—	49,660
Administrative expenses	51,715	45,564

Net assets available for benefits	$83,140,821	$70,957,288

See accompanying notes.

Marsh Supermarkets, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income	$1,326,185
Contributions:
Employee	6,176,763
Employer	1,995,070
Rollovers	305,897

Total additions	9,803,915

Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(5,681,638)
Administrative expenses	(297,569)

Total deductions	(5,979,207)

Net realized and unrealized appreciation in fair value of investments	8,358,825

Net increase	12,183,533

Net assets available for benefits:
Beginning of year	70,957,288

End of year	$83,140,821

See accompanying notes.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by Marsh Supermarkets, Inc. (the “Company”) to provide retirement benefits for participating eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Retirement Committee of the Employees’ Pension Plan of Marsh Supermarkets, Inc. and Subsidiaries, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is National City Bank.

The Plan is a defined contribution retirement plan covering employees of the Company and its subsidiaries who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

Contributions

The Plan provides for employees to contribute from 1% to 50% (up to the IRS maximum) of their compensation on a pre-tax basis. The Company has contributed amounts equal to 25% of employee before tax contributions (excluding contributions in excess of six percent of compensation) (the “Employer Matching Contributions”) in cash to the Plan’s Marsh Stock Fund. The Plan also provides for Grandfathered Contributions and discretionary profit sharing contributions, as determined by the Board of Directors of the Company. The Grandfathered Contributions are non-discretionary and are allocated to certain longer service employees who participated in the Employees’ Pension Plan of Marsh Supermarkets, Inc and Subsidiaries (the “Pension Plan”) to offset benefits that would have accrued under the Pension Plan had it not been frozen as of December 31, 1996. Grandfathered Contributions of $785,892 were made in 2004.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

1. Description of the Plan (continued)

Allocations to Participants

Income on the investments of the funds is allocated daily to participants’ accounts based on their account balance. Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative expenses of the Plan or reduce future Company contributions.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions to any of the investment options offered by the Plan. Company contributions are made in the Marsh Stock Fund.

Payment of Benefits

Upon retirement or termination, a participant may receive contributions made to the Plan, the vested portion of the employer contributions and an allocable share of the Plan’s earnings or losses. If requested, benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.

Expenses of the Plan

Investment management fees reduce plan earnings. All other plan expenses are paid by the Company.

Vesting Policy

The Employer Matching Contributions and Profit Sharing Contributions are subject to vesting and forfeitures. 401(k) deferrals, rollovers and Grandfathered Contributions are 100% vested and nonforfeitable. The matching and profit sharing contributions are fully vested after 3 years.

Change in Trustee

Effective October 1, 2004, the Plan changed to the National City Trust system. During 2004 Provident Bank was purchased by National City Trust.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

2. Summary of Accounting Policies

Investments

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

Use of Estimates

Preparation of the financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent five percent or more of the Plan’s net assets are presented in the following table:

	2004	2003

Investments at fair value as determined by quoted market price:
Mutual funds:
Prism Fidelity Contrafund	$24,822,216	$21,864,107
PIMCO Total Ret Bond Fund	8,388,784	8,087,017
Federal Capital Preservation	5,814,010	4,944,946

Common stock:
* Marsh Class A Common Stock	8,813,220	8,413,209
* Marsh Class B Common Stock	14,821,500	12,604,075

*	Includes nonparticipant-directed investments

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

3. Investments (continued)

During 2004 the Plan’s investments (including investments bought, sold, and held during the year) appreciated as presented in the following table:

Net Realized and
Unrealized
Appreciation
in Fair Value
Investments at fair value as determined by quoted market price:
Mutual funds	$4,950,758
Common stock	3,408,067

$8,358,825

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2004	2003

Net assets:
Marsh common stock*:
Class A	$8,813,220	$8,413,209
Class B	14,821,500	12,604,075
Money Market	862,168	82,045
Cash (overdraft)	—	(44,607)

	$24,496,888	$21,054,728

*	The investment in common stock represents both participant directed and nonparticipant directed funds as transactions within the fund could not be reasonably segregated.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Year Ended
December 31, 2004
Changes in net assets:
Contributions	$2,881,515
Investment income	44,066
Net realized and unrealized appreciation in fair value of investment	2,990,681
Transfers to participant-directed funds	(692,135)
Benefits paid to participants	(1,771,827)
Administrative expenses	(10,140)

$3,442,160

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements (continued)

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2004	2003

Net assets available for benefits per the financial statements	$83,140,821	$70,957,288
Less: Benefits payable	—	(95,255)

Net assets available for benefits per the Form 5500	$83,140,821	$70,862,033

The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefit payments per the financial statements	$5,681,638
Add: Benefits payable at December 31, 2004	—
Less: Benefits payable at December 31, 2003	(95,255)

Benefit payments to participants per Form 5500	$5,586,384

8. Subsequent Events

Effective January 1, 2005, the plan record keeper changed from Federated Retirement Plan Services to Hewitt.

Schedules

Marsh Supermarkets, Inc. 401(k) Plan

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

EIN:   35-0918179                      Plan Number:   004

December 31, 2004

Identity of Issue, Borrower,	Description of			Current
Lessor or Similar Party	Investment	Cost		Value

Mutual funds:
ABN Amro Fds	5960.334 shares	*	*	135,002
Amer Cent World Inv I	9331.524 shares	*	*	84,450
Amer Cent Cap Port	47,163.312 shares	*	*	382,494
Amer Cent Strategic Asset All Agg AD	21,646.764 shares	*	*	166,680
Amer Cent Strategic Asset All Advs	36,247.66 shares	*	*	202,624
Amer Cent Strategic Asset MOD	271,927.35 shares	*	*	1,838,229
Baron Asset Fd	83,929.885 shares	*	*	3,765,934
Constellation Clover Sm Cap	23,135.018 shares	*	*	623,720
Davis NY Venture FD Inc	11,530.439 shares	*	*	353,869
Federated Index Tr	121,701.171 shares	*	*	2,981,679
Federated Equity FDS Kaufman	98,115.589 shares	*	*	525,900
Fidelity Contra Fund	437,472.968 shares	*	*	24,822,216
Templeton Foreign Fund	314,008.581 shares	*	*	3,862,306

				39,745,103

Corporate Bond Funds
Capital Preservation Fd	581,400.956 shares	*	*	5,814,010
PIMCO Total Return Bond Fd	786,202.7820 shares	*	*	8,388,784

				14,202,793

Money market fund:
Federated Money Market Obligation Trust	862,167.69 shares	862,168		862,168

Common stock:
Marsh Supermarkets, Inc. Class A*	780,000 shares	10,965,140		8,813,220
Marsh Supermarkets, Inc. Class B*	1,205,000 shares	14,872,554		14,821,500

		25,837,694		23,634,720
Participant loans	Interest rates ranging from 5.25% to 10.0%	—		4,652,762

				$83,097,546

*	Indicates party-in-interest to the Plan.

**	Cost is not required for participant-directed investments.

Marsh Supermarkets, Inc. 401(k) Plan

Schedule H, Line 4j — Schedule of Reportable Transactions

EIN: 35-0918179                      Plan Number: 004

Year Ended December 31, 2004

					Current
					Value of
					Asset on
		Purchase	Selling	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Asset	Date	or (Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets:
Key Trust Company of Ohio, N.A.	Employee Benefits Money Market Fund	$3,924,399	$—	$3,924,399	$3,924,399	$—
		—	$3,144,276	3,144,276	3,144,276	—

Information concerning (e) “Lease Rental” and (f) “Expense Incurred with Transaction” has not been presented as it is not applicable. There were no category (i), (ii) or (iv) reportable transactions during 2004.